

Mail Stop 3561

November 18, 2009

Mr. Scott Miller
Chief Executive Officer
NowAuto Group, Inc.
4240 East Elwood Street
Phoenix, Arizona 85040

> **Re: NowAuto Group, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended June 30, 2008**
> **Filed October 21, 2008**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed October 19, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008**
> **Filed May 20, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 20, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 16, 2009**
> **File No. 0-50709**

Dear Mr. Miller:

We have reviewed your response letter dated October 30, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

1.   Throughout your letter dated October 30, 2009, provided in response to our comment letter dated June 23, 2009, you indicate that the June 30, 2008 Form 10-KSB will not be amended as previously agreed. We previously agreed that you

could present the restatement of your financial statements for the year ended June 30, 2008 within your June 30, 2009 Form 10-K. However, this guidance was not meant to apply to our comments requesting amendments to other areas of your June 30, 2008 Form 10-KSB, and specifically to the requested revisions to Item 8 – Controls and Procedures. Please note that providing the required disclosures related to the effectiveness of your disclosure controls and procedures, the effectiveness of your internal controls over financial reporting, and any changes that materially affect your internal controls over financial reporting as of June 30, 2009 within your June 30, 2009 Form 10-K does not relieve you of the obligation to provide these disclosures as of June 30, 2008 within your June 30, 2008 Form 10-KSB. Please amend your June 30, 2008 Form 10-KSB to provide all disclosures required by Item 307 and Item 308T of Regulation S-K as of June 30, 2008. We will not object if you file an abbreviated amendment on Form 10-K consisting of a cover page, a brief explanation of the amendment, Item 9AT – Controls and Procedures, Item 15 – Exhibits and Financial Statement Schedules, and certifications that are signed as of a recent date. However, if you choose to provide the entire Form 10-K in your amendment, you should provide properly restated financial statements for all required periods. Refer to Exchange Act Rule 12b-15 for further guidance on amendments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 9A(T) – Controls and Procedures, page 35

(b) Management's Annual Report on Internal Control Over Financial Reporting, page 35

2.   We read your statements that "we have not assessed our control environment or entity-level controls" and "we have not tested the operating effectiveness of our controls over financial reporting." Based on these and similar statements, it does not appear that your management has completed its assessment of internal control over financial reporting as of June 30, 2009. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting as of June 30, 2009.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. If you believe you have completed your assessment, please explain this matter to us in more detail and amend your Form 10-K to clarify this matter to your readers.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibit 32.1

3.   We note that your certification under Exhibit 32.1 certifies the year ended June 30, 2008. Please amend your Form 10-K to refer to provide the required certification for the year ended June 30, 2009.

Forms 10-Q for the Periods Ended September 30, 2008, December 30, 2008 and March 31, 2009

4.   Throughout your letter dated October 30, 2009, provided in response to our comment letter dated June 23, 2009, you indicate that your Forms 10-Q for the fiscal year ended June 30, 2009 will not be amended as previously agreed. We previously agreed that you could present the restatement of your financial statements for the year ended June 30, 2008 within your June 30, 2009 Form 10-K. However, this guidance was not meant to apply to our comments related to your Forms 10-Q. Specifically, since none of your Forms 10-Q contain the signatures required by General Instruction G to Form 10-Q, these Forms 10-Q were not validly filed. Please amend all of your Forms 10-Q for the fiscal year ended June 30, 2009 to provide all information required by Form 10-Q, including but not limited to restated financial statements for each appropriate period, the disclosures required by Item 307 and Item 308T(b) of Regulation S-K, the

required signatures for the document, and all required exhibits including certifications signed as of a recent date.

Form 10-Q for the Period Ended September 30, 2009

General

5.   Please note that the FASB Accounting Standards Codification became effective for financial statements for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Financial Statements

6.   We note that you present a Condensed Consolidated Statement of Operations and a Condensed Consolidated Statement of Cash Flows for the quarter ended September 30, 2008. We also note that the amounts presented in these financial statements do not agree to the financial statements for the same period that were presented in your Form 10-Q for the quarter ended September 30, 2008 filed on November 14, 2008. We also note that your Gross Margin Percent and your Net Loss do not compute from the other amounts given in your Statement of Operations for the quarter ended September 30, 2008. Please explain to us why you appear to have restated your Statement of Operations and Statement of Cash Flows for the quarter ended September 30, 2008, and ensure that you label your financial statements as restated and explain the restatement to your readers in your next Form 10-Q. Please also ensure that all amounts presented in your financial statements are mathematically correct in your next Form 10-Q.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief